CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Contingent Buffer Equity Notes due 2019	$2,350,000	$292.58

Pricing Supplement To prospectus dated November 16, 2017 and product supplement for knock-out notes dated November 16, 2017	Pricing Supplement No. 184 Registration Statement Nos. 333-221595; 333-221595-01 Dated January 19, 2018; Rule 424(b)(2)

Morgan Stanley Finance LLC

Structured Investments	$2,350,000 Contingent Buffer Equity Notes Linked to the SPDR® S&P® Regional Banking ETF due February 6, 2019 Fully and Unconditionally Guaranteed by Morgan Stanley Principal at Risk Securities

General

•	The securities are designed for investors who seek to participate in the appreciation of the SPDR® S&P® Regional Banking ETF at maturity and who anticipate that the Final Share Price will not be less than the Initial Share Price by more than 15%. Investors should be willing to forgo interest and dividend payments and, if a Knock-Out Event occurs, meaning that the Final Share Price is less than the Initial Share Price by more than 15%, be willing to lose a significant portion or all of their principal based on the performance of the Underlying Shares over the term of the securities. If the Final Share Price is not less than the Initial Share Price by more than 15%, investors will receive the greater of (a) the Underlying Share Return and (b) the Contingent Minimum Return of 0%, subject to the Maximum Payment at Maturity.

•	Unsecured obligations of Morgan Stanley Finance LLC (“MSFL”), fully and unconditionally guaranteed by Morgan Stanley, maturing February 6, 2019†.

•	Minimum purchase amount of $10,000. Minimum denominations of $1,000 and integral multiples thereof.

•	The securities priced on January 19, 2018 and are expected to settle on January 24, 2018.

•	All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

Key Terms

Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Principal Amount:	$1,000 per security
Underlying Shares:	SPDR® S&P® Regional Banking ETF
Knock-Out Event:	A Knock-Out Event occurs if the Final Share Price is less than the Initial Share Price by an amount greater than the Knock-Out Buffer Amount. Therefore, a Knock-Out Event will occur if the Final Share Price is less than the Knock-Out Level.
Knock-Out Level:	$53.576, which is approximately 85% of the Initial Share Price
Knock-Out Buffer Amount:	15%
Payment at Maturity:	If a Knock-Out Event HAS NOT occurred, you will receive a cash payment at maturity per security equal to $1,000 plus a return equal to $1,000 times the greater of (i) the Contingent Minimum Return and (ii) the Underlying Share Return, subject to the Maximum Payment at Maturity. For additional clarification, please see “What is the Return on the Securities at Maturity Assuming a Range of Performance for the Underlying Shares?” on page PS-3.
If a Knock-Out Event HAS occurred, you will receive a cash payment at maturity that will reflect the percentage depreciation in the Share Closing Price on a 1-to-1 basis. Under these circumstances, your payment at maturity per $1,000 principal amount security will be calculated as follows:
$1,000 + ($1,000 x Underlying Share Return)
If a Knock-Out Event has occurred, you will lose a significant portion or all of your investment. There is no minimum payment at maturity and you could lose your entire investment.
Contingent Minimum Return:	0%
Maximum Payment at Maturity:	$1,218.00 per security (121.80% of the stated principal amount)
Share Closing Price:	On any day, the share closing price of one Underlying Share times the Adjustment Factor on such date
Underlying Share Return:	Final Share Price – Initial Share Price Initial Share Price
Initial Share Price:	$63.03, which is the Share Closing Price on the Pricing Date
Final Share Price:	The arithmetic average of the Share Closing Price on each of the five Averaging Dates
Averaging Dates:	January 28, 2019, January 29, 2019, January 30, 2019, January 31, 2019 and February 1, 2019†
Adjustment Factor:	1.0, subject to adjustment in the event of certain events affecting the Underlying Shares
Maturity Date:	February 6, 2019†
Pricing Date:	January 19, 2018
Issue Date:	January 24, 2018 (3 business days after the Pricing Date)
Listing:	The securities will not be listed on any securities exchange.
Estimated value on the Pricing Date:	$980.70 per security. See “Additional Terms Specific To The Securities” on page 2.
CUSIP / ISIN:	61768CYR2 / US61768CYR23

† Subject to postponement for non-trading days or in the event of a market disruption event as described under “Description of Securities—Postponement of Valuation Date(s) or Review Date(s)” in the accompanying product supplement for knock-out notes.

Investing in the securities involves a number of risks. See “Risk Factors” beginning on page S-22 of the accompanying product supplement for knock-out notes and “Selected Risk Considerations” beginning on page 7 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement for knock-out notes and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (1)(2)	Proceeds to Us(3)
Per security	$1,000	$10	$990
Total	$2,350,000	$23,500	$2,326,500

(1)	J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A. will act as placement agents for the securities. The placement agents will forgo fees for sales to certain fiduciary accounts. The total fees represent the amount that the placement agents receive from sales to accounts other than such fiduciary accounts. The placement agents will receive a fee from the Issuer or one of its affiliates that will not exceed $10 per $1,000 principal amount of securities.

(2)	Please see “Supplemental Plan of Distribution; Conflicts of Interest” in this pricing supplement for information about fees and commissions.

(3)	See “Use of Proceeds and Hedging” on page 10.

The agent for this offering, Morgan Stanley & Co. LLC, is an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental Plan of Distribution; Conflicts of Interest” below.

The securities are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

References to “we,” “us” and “our” refer to Morgan Stanley or MSFL, or Morgan Stanley and MSFL collectively, as the context requires.

Morgan Stanley	JPMorgan

January 19, 2018

Additional Terms Specific to the Securities

You should read this pricing supplement together with the prospectus dated November 16, 2017, as supplemented by the product supplement for knock-out notes dated November 16, 2017. This pricing supplement, together with the documents listed below, contains the terms of the securities, supplements the preliminary terms related hereto dated January 17, 2018 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement for knock-out notes, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the securities.

You may access these documents on the SEC website at .ww.w.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement for knock-out notes dated November 16, 2017: http://www.sec.gov/Archives/edgar/data/895421/000095010317011261/dp82809_424b2-knockout.htm

•	Prospectus dated November 16, 2017:

http://www.sec.gov/Archives/edgar/data/895421/000095010317011237/dp82798_424b2-base.htm

Terms used but not defined in this pricing supplement are defined in the product supplement for knock-out notes or in the prospectus.

The original issue price of each security is $1,000. This price includes costs associated with issuing, selling, structuring and hedging the securities, which are borne by you, and, consequently, the estimated value of the securities on the Pricing Date is less than $1,000. We estimate that the value of each security on the Pricing Date is $980.70.

What goes into the estimated value on the Pricing Date?

In valuing the securities on the Pricing Date, we take into account that the securities comprise both a debt component and a performance-based component linked to the Underlying Shares. The estimated value of the securities is determined using our own pricing and valuation models, market inputs and assumptions relating to the Underlying Shares, instruments based on the Underlying Shares, volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market.

What determines the economic terms of the securities?

In determining the economic terms of the securities, including the Contingent Minimum Return, the Knock-Out Level and the Maximum Payment at Maturity, we use an internal funding rate, which is likely to be lower than our secondary market credit spreads and therefore advantageous to us. If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more of the economic terms of the securities would be more favorable to you.

What is the relationship between the estimated value on the Pricing Date and the secondary market price of the securities?

The price at which MS & Co. purchases the securities in the secondary market, absent changes in market conditions, including those related to the Underlying Shares, may vary from, and be lower than, the estimated value on the Pricing Date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type and other factors. However, because the costs associated with issuing, selling, structuring and hedging the securities are not fully deducted upon issuance, for a period of up to 6 months following the issue date, to the extent that MS & Co. may buy or sell the securities in the secondary market, absent changes in market conditions, including those related to the Underlying Shares, and to our secondary market credit spreads, it would do so based on values higher than the estimated value. We expect that those higher values will also be reflected in your brokerage account statements.

MS & Co. may, but is not obligated to, make a market in the securities, and, if it once chooses to make a market, may cease doing so at any time.

What Is the Return on the Securities at Maturity Assuming a Range of Performance for the Underlying Shares?

The following table illustrates the hypothetical return at maturity on the securities. The “Return on Securities” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount security to $1,000. The hypothetical returns set forth below reflect the Maximum Payment at Maturity of $1,218.00 per security (a maximum return of 21.80% on the securities) and the Contingent Minimum Return of 0%, and assume an Initial Share Price of $60. The actual Initial Share Price is set forth on the cover of this pricing supplement. The hypothetical returns set forth below are for illustrative purposes only and may not reflect the actual returns applicable to a purchaser of the securities.

Final Share Price	Underlying Share Return	Return on Securities
$108.00	80.00%	21.80%
$99.00	65.00%	21.80%
$90.00	50.00%	21.80%
$84.00	40.00%	21.80%
$78.00	30.00%	21.80%
$72.00	20.00%	20.00%
$69.00	15.00%	15.00%
$66.00	10.00%	10.00%
$63.00	5.00%	5.00%
$60.00	0.00%	0.00%
$57.00	-5.00%	0.00%
$54.00	-10.00%	0.00%
$51.00	-15.00%	0.00%
$50.40	-16.00%	-16.00%
$48.00	-20.00%	-20.00%
$45.00	-25.00%	-25.00%
$42.00	-30.00%	-30.00%
$36.00	-40.00%	-40.00%
$30.00	-50.00%	-50.00%
$24.00	-60.00%	-60.00%
$18.00	-70.00%	-70.00%
$12.00	-80.00%	-80.00%
$6.00	-90.00%	-90.00%
$0.00	-100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the return on the securities set forth in the table on the previous page are calculated.

Example 1: A Knock-Out Event HAS occurred, and the Share Closing Price decreases from the Initial Share Price of $60 to a Final Share Price of $30. Because a Knock-Out Event has occurred, the investor is exposed to the negative performance of the Underlying Shares on a 1-to-1 basis. The investor receives a payment at maturity based on the Underlying Share Return of –50%, which is significantly less than the stated principal amount, calculated as follows:

$1,000 + ($1,000 x –50%) = $500

Example 2: A Knock-Out Event HAS NOT occurred, and the Share Closing Price increases from the Initial Share Price of $60 to a Final Share Price of $66. Because a Knock-Out Event has not occurred and the Underlying Share Return of 10% is greater than the Contingent Minimum Return of 0%, the investor will receive a payment at maturity based on the Underlying Share Return of 10%, calculated as follows:

$1,000 + ($1,000 x 10%) = $1,100

Example 3: A Knock-Out Event has NOT occurred, and the Share Closing Price increases from the Initial Share Price of $60 to a Final Share Price of $84. Because a Knock-Out Event has not occurred and the Underlying Share Return of 40.00% is greater than the Contingent Minimum Return of 0%, the investor receives a payment at maturity based on the Underlying Share Return. However, because the Underlying Share Return of 40% results in a payment at maturity that is greater than the Maximum Payment at Maturity, the investor receives the Maximum Payment at Maturity of $1,218.00 per security.

Example 4: A Knock-Out Event has NOT occurred, and the Share Closing Price decreases from the Initial Share Price of $60 to a Final Share Price of $57. Because a Knock-Out Event has not occurred and the Underlying Share Return of –5.00% is less than the Contingent Minimum Return of 0%, the investor receives the benefit of the Contingent Minimum Return and therefore receives a payment at maturity per security calculated as follows:

$1,000 + ($1,000 x 0%) = $1,000

Selected Purchase Considerations

•	CAPPED APPRECIATION POTENTIAL — The securities provide the opportunity to participate in the appreciation of the Underlying Shares, as measured by the arithmetic average of the Share Closing Price on each of the five Averaging Dates, subject to the Maximum Payment at Maturity. If a Knock-Out Event HAS NOT occurred, you will receive at maturity no less than the Contingent Minimum Return of 0%, or a minimum payment at maturity of $1,000 for each security. However, if a Knock-Out Event HAS occurred, you will lose a significant portion or all of your investment based on a 1% loss for every 1% decline in the Final Share Price, as compared to the Initial Share Price. Because the securities are our unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•	EXPOSURE TO THE SPDR® S&P® REGIONAL BANKING ETF — T he SPDR® S&P® Regional Banking ETF is managed by SPDR® Series Trust, a registered investment company that consists of numerous separate investment portfolios, including the SPDR® S&P® Regional Banking ETF. The SPDR® S&P® Regional Banking ETF is an exchange-traded fund that seeks to provide investment results that, before fees and expenses, correspond generally to the total return performance of publicly traded equity securities of companies included in the S&P® Regional Banks Select Industry Index (the “Share Underlying Index”). See “Information about the Underlying Shares” on page PS-12 of this pricing supplement.

•	TAX TREATMENT — You should review carefully the section entitled “United States Federal Taxation” in the accompanying product supplement for knock-out notes. Although there is uncertainty regarding the U.S. federal income tax consequences of an investment in the securities due to the lack of governing authority, in the opinion of our counsel, Davis Polk & Wardwell LLP, under current law, and based on current market conditions, a security should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes. Assuming this treatment of the securities is respected, and subject to the discussion of Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), below, your gain or loss on the securities should be treated as long-term capital gain or loss if you have held the securities for more than one year, and short-term capital gain or loss otherwise, even if you are an initial purchaser of securities at a price that is below the principal amount of the securities.

Because the securities are linked to shares of an exchange-traded fund, although the matter is not clear, there is a substantial risk that an investment in the securities will be treated as a “constructive ownership transaction” under Section 1260 of the Code. If this treatment applies, all or a portion of any long-term capital gain recognized by you in respect of the securities could be recharacterized as ordinary income (in which case an interest charge will be imposed). Due to the lack of governing authority, our counsel is unable to opine as to whether or how Section 1260 of the Code applies to the securities. U.S. investors should read the section entitled “United States Federal Taxation—Tax Consequences to U.S. Holders—Tax Treatment of the Notes—Possible Application of Section 1260 of the Code” in the accompanying product supplement for knock-out notes for additional information and consult their tax advisers regarding the potential application of the “constructive ownership” rule.

The Internal Revenue Service (the “IRS”) or a court, however, may not respect this characterization or treatment of the securities, in which case the timing and character of any income or loss on the securities could be significantly and adversely affected. For example, under one possible treatment, the IRS could seek to recharacterize the securities as debt instruments. In that event, you would be required to accrue into income original issue discount on the securities every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the securities as ordinary income. Additionally, as discussed under “United States Federal Taxation—FATCA” in the accompanying product supplement for knock-out notes, the withholding rules commonly referred to as “FATCA” would apply to the securities if they were recharacterized as debt instruments. The risk that financial instruments providing for buffers, triggers or similar downside protection features, such as the securities, would be recharacterized as debt is greater than the risk of recharacterization for comparable financial instruments that do not have such features. We do not plan to request a ruling from the IRS regarding the tax treatment of the securities, and the IRS or a court may not agree with the tax treatment described above.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which any income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these investments are or should be subject to the “constructive ownership” rule, as discussed above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

As discussed in the accompanying product supplement for knock-out notes, Section 871(m) of the Code, as amended, and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% (or a lower applicable treaty rate) withholding tax on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities (each, an “Underlying Security”). Subject to certain exceptions, Section 871(m) generally applies to securities that substantially replicate the economic performance of one or more Underlying Securities, as determined based on tests set forth in the applicable Treasury regulations (a “Specified Security”). However, pursuant to an IRS notice, Section 871(m) will not apply to securities issued before January 1, 2019 that do not have a delta of one with respect to any Underlying Security. Based on our determination that the securities do not have a delta of one with respect to any Underlying Security, our counsel is of the opinion that the securities should not be Specified Securities and, therefore, should not be subject to Section 871(m).

Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If withholding is required, we will not be required to pay any additional amounts with respect to the amounts so withheld.

You should consult your tax adviser regarding the treatment of the securities, including possible alternative characterizations, the potential application of the constructive ownership rule, the issues presented by the 2007 notice, the potential application of Section 871(m) and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The discussion in the preceding paragraphs under “Tax Treatment” and the section entitled “United States Federal Taxation” in the accompanying product supplement for knock-out notes, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the securities.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the Underlying Shares or any of the component stocks of the S&P® Regional Banks Select Industry Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement for knock-out notes dated November 16, 2017.

•	YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS — The terms of the securities differ from those of ordinary debt securities in that we do not guarantee to pay you any of the principal amount of the securities at maturity and do not pay you interest on the securities. The return on the securities at maturity is linked to the performance of the Underlying Shares. If the Final Share Price is less than the Initial Share Price by an amount greater than the Knock-Out Buffer Amount of 15%, a Knock-Out Event will have occurred, and you will be fully exposed to the depreciation from the Initial Share Price to the Final Share Price. If a Knock-Out Event has occurred, the payment at maturity on each security will be significantly less than the stated principal amount of the securities and consequently, the entire principal amount of your investment is at risk.

•	THE SECURITIES DO NOT PAY INTEREST — Unlike ordinary debt securities, the securities do not pay interest and do not guarantee any return of principal at maturity.

•	YOUR APPRECIATION POTENTIAL IS LIMITED — The appreciation potential of the securities will be limited by the Maximum Payment at Maturity. The payment at maturity will never exceed the Maximum Payment at Maturity even if the Final Share Price is substantially greater than the Initial Share Price.

•	NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Underlying Shares or securities composing the S&P® Regional Banks Select Industry Index would have.

•	THE SECURITIES ARE SUBJECT TO OUR CREDIT RISK, AND ANY ACTUAL OR ANTICIPATED CHANGES TO OUR CREDIT RATINGS OR CREDIT SPREADS MAY ADVERSELY AFFECT THE MARKET VALUE OF THE SECURITIES – You are dependent on our ability to pay all amounts due on the securities at maturity, and therefore you are subject to our credit risk. If we default on our obligations under the securities, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the securities prior to maturity will be affected by changes in the market’s view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the securities.

•	AS A FINANCE SUBSIDIARY, MSFL HAS NO INDEPENDENT OPERATIONS AND WILL HAVE NO INDEPENDENT ASSETS – As a finance subsidiary, MSFL has no independent operations beyond the issuance and administration of its securities and will have no independent assets available for distributions to holders of MSFL securities if they make claims in respect of such securities in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders will be limited to those available under the related guarantee by Morgan Stanley and that guarantee will rank pari passu with all other unsecured, unsubordinated obligations of Morgan Stanley. Holders will have recourse only to a single claim against Morgan Stanley and its assets under the guarantee. Holders of securities issued by MSFL should accordingly assume that in any such proceedings they would not have any priority over and should be treated pari passu with the claims of other unsecured, unsubordinated creditors of Morgan Stanley, including holders of Morgan Stanley-issued securities.

•	THE EQUITY SECURITIES INCLUDED IN THE SHARE UNDERLYING INDEX ARE CONCENTRATED IN THE BANKING INDUSTRY — The stocks included in the Share Underlying Index and that are generally tracked by the Underlying Shares are stocks of companies whose primary business is associated with the banking industry. As a result, the value of the securities may be subject to greater volatility and may be more adversely affected by a single economic, political or regulatory occurrence affecting this industry than a different investment linked to securities of a more broadly diversified group of issuers or issuers in a less volatile industry. The performance of bank stocks may be affected by governmental regulation that may limit the amount and types of loans and other financial commitments that banks can make, the interest rates and fees they can charge and the amount of capital they must maintain. Profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change. Credit losses resulting from financial difficulties of borrowers can negatively impact the banking industry. Banks may also be subject to severe price competition. The regional banking industry is highly competitive, and thus, failure to maintain or increase market share may adversely affect profitability. These or other factors or the absence of such factors could cause the value of some or all of the component stocks included in the Share Underlying Index to decline during the term of the securities. These or other factors or the absence of such factors could cause a downturn in the banking industry generally or regionally and could cause the value of some or all of the component stocks included in the Share Underlying Index to decline during the term of the securities.

•	Adjustments to the Underlying Shares or to the S&P® Regional Banks Select Industry Index could adversely affect the value of the securities — The investment adviser to the SPDR® S&P® Regional Banking ETF, SSgA Funds Management, Inc. seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P® Regional Banks Select Industry Index. Pursuant to its investment strategy or otherwise, the investment adviser may add, delete or substitute the stocks composing the SPDR® S&P® Regional Banking ETF. Any of these actions could adversely affect the price of the Underlying Shares and, consequently, the value of the securities. Standard & Poor’s Financial Services LLC (“S&P”) is responsible for calculating and maintaining the S&P® Regional Banks Select Industry Index. S&P may add, delete or substitute the stocks constituting the S&P® Regional Banks Select Industry Index or make other methodological changes that could change the value of the S&P® Regional Banks Select Industry Index. S&P may discontinue or suspend calculation or publication of the S&P® Regional Banks Select Industry Index at any time. In these circumstances, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the discontinued S&P® Regional Banks Select Industry Index and is not precluded from considering indices that are calculated and published by the calculation agent or any of its affiliates. Any of these actions could adversely affect the values of the Underlying Shares and, consequently, the value of the securities.

•	THE PERFORMANCE AND MARKET PRICE OF THE UNDERLYING SHARES, PARTICULARLY DURING PERIODS OF MARKET VOLATILITY, MAY NOT CORRELATE WITH THE PERFORMANCE OF THE SHARE UNDERLYING INDEX, THE PERFORMANCE OF THE COMPONENT SECURITIES OR THE NET ASSET VALUE PER SHARE OF THE UNDERLYING SHARES — The Underlying Shares do not fully replicate the Share Underlying Index and may hold securities that are different than those included in the Share Underlying Index. In addition, the performance of the Underlying Shares will reflect additional transaction costs and fees that are not included in the calculation of the Share Underlying Index. All of these factors may lead to a lack of correlation between the performances of the Underlying Shares and the Share Underlying Index. In addition, corporate actions (such as mergers and spin-offs) with respect to the equity securities underlying the Underlying Shares may impact the variance between the performances of the Underlying Shares and the Share Underlying Index. Finally, because the shares of the Underlying Shares are traded on an exchange and are subject to market supply and investor demand, the market price of one share of the Underlying Shares may differ from the net asset value per share of the Underlying Shares.

In particular, during periods of market volatility, or unusual trading activity, trading in the securities underlying the Underlying Shares may be disrupted or limited, or such securities may be unavailable in the secondary market. Under these circumstances, the liquidity of the Underlying Shares may be adversely affected, market participants may be unable to calculate accurately the net asset value per share of the Underlying Shares, and their ability to create and redeem shares of the Underlying Shares may be disrupted. Under these circumstances, the market price of shares of the Underlying Shares may vary substantially from the net asset value per share of the Underlying Shares or the level of the Share Underlying Index.

For all of the foregoing reasons, the performance of the Underlying Shares may not correlate with the performance of the Share Underlying Index, the performance of the component securities of the Share Underlying Index or the net asset value per share of the Underlying Shares. Any of these events could materially and adversely affect the price of the shares of the Underlying Shares and, therefore, the value of the securities. Additionally, if market volatility or these events were to occur on the Averaging Dates, the calculation agent would maintain discretion to determine whether such market volatility or events have caused a market disruption event to occur, and such determination would affect the payment at maturity of the securities. If the calculation agent determines that no market disruption event has taken place, the payment at maturity would be based solely on the published closing price per share of the Underlying Shares on the Averaging Dates, even if the Underlying Shares are underperforming the Share Underlying Index or the component securities of the Share Underlying Index and/or trading below the net asset value per share of the Underlying Shares.

•	The antidilution adjustments do not cover every event that could affect the shares of the SPDR® S&P® Regional Banking ETF — MS & Co., as calculation agent, will adjust the adjustment factor for certain events affecting the shares of the SPDR® S&P® Regional Banking ETF. However, the calculation agent will not make an adjustment for every event that could affect the shares of the SPDR® S&P® Regional Banking ETF. If an event occurs that does not require the calculation agent to adjust the adjustment factor, the market price of the securities may be materially and adversely affected.

•	THE RATE WE ARE WILLING TO PAY FOR SECURITIES OF THIS TYPE, MATURITY AND ISSUANCE SIZE IS LIKELY TO BE LOWER THAN THE RATE IMPLIED BY OUR SECONDARY MARKET CREDIT SPREADS AND ADVANTAGEOUS TO US. BOTH THE LOWER RATE AND THE INCLUSION OF COSTS ASSOCIATED WITH ISSUING, SELLING, STRUCTURING AND HEDGING THE SECURITIES IN THE ORIGINAL ISSUE PRICE REDUCE THE ECONOMIC TERMS OF THE SECURITIES, CAUSE THE ESTIMATED VALUE OF THE SECURITIES TO BE LESS THAN THE ORIGINAL ISSUE PRICE AND WILL ADVERSELY AFFECT SECONDARY MARKET PRICES– Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., may be willing to purchase the securities in secondary market transactions will likely be significantly lower than the original issue price, because secondary market prices will exclude the issuing, selling, structuring and hedging-

related costs that are included in the original issue price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type as well as other factors.

The inclusion of the costs of issuing, selling, structuring and hedging the securities in the original issue price and the lower rate we are willing to pay as issuer make the economic terms of the securities less favorable to you than they otherwise would be.

However, because the costs associated with issuing, selling, structuring and hedging the securities are not fully deducted upon issuance, for a period of up to 6 months following the issue date, to the extent that MS & Co. may buy or sell the securities in the secondary market, absent changes in market conditions, including those related to the Underlying Shares, and to our secondary market credit spreads, it would do so based on values higher than the estimated value, and we expect that those higher values will also be reflected in your brokerage account statements.

•	THE ESTIMATED VALUE OF THE SECURITIES IS DETERMINED BY REFERENCE TO OUR PRICING AND VALUATION MODELS, WHICH MAY DIFFER FROM THOSE OF OTHER DEALERS AND IS NOT A MAXIMUM OR MINIMUM SECONDARY MARKET PRICE – These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect. As a result, because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the securities than those generated by others, including other dealers in the market, if they attempted to value the securities. In addition, the estimated value on the Pricing Date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your securities in the secondary market (if any exists) at any time. The value of your securities at any time after the date of this document will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions. See also “Many economic and market factors will impact the value of the securities” below.

•	LACK OF LIQUIDITY — The securities will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the securities. Morgan Stanley & Co. LLC (“MS & Co.”) may, but is not obligated to, make a market in the securities and, if it once chooses to make a market, may cease doing so at any time. When it does make a market, it will generally do so for transactions of routine secondary market size at prices based on its estimate of the current value of the securities, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the securities. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Since other broker-dealers may not participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which MS & Co. is willing to transact. If, at any time, MS & Co. were to cease making a market in the securities, it is likely that there would be no secondary market for the securities. Accordingly, you should be willing to hold your securities to maturity.

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. As calculation agent, MS & Co. may make certain determinations that may require it to exercise discretion and make subjective judgments, such as with respect to the occurrence or non-occurrence of market disruption events or calculation of the Share Closing Price in the event of a market disruption event. These potentially subjective determinations may adversely affect the payout to you at maturity, if any. For further information regarding these types of determinations, see “Description of Notes—General Terms of Notes—Some Definitions,” “Description of Notes—General Terms of Notes —Postponement of Valuation Date(s) or Review Date(s),” “—Alternate Exchange Calculation in case of an Event of Default,” “—Discontinuance of Any ETF Shares and/or Share Underlying Index; Alteration of Method of Calculation” and related definitions in the accompanying product supplement. We will not have any obligation to consider your interests as a holder of the securities in taking any corporate action that might affect the value of the Underlying Shares and the value of the securities. In addition, MS & Co. has determined the estimated value of the securities on the Pricing Date.

•	HEDGING AND TRADING ACTIVITY BY OUR AFFILIATES COULD POTENTIALLY ADVERSELY AFFECT THE VALUE OF THE SECURITIES — One or more of our affiliates and/or third-party dealers have carried out, and will continue to carry out, hedging activities related to the securities (and to other instruments linked to the underlying shares or the share underlying index), including trading in the Underlying Shares and in other instruments related to the Underlying Shares or the Share Underlying Index. As a result, these entities may be unwinding or adjusting hedge positions during the term of the securities, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the Averaging Dates approach. Some of our affiliates also trade the Underlying Shares or the stocks that constitute the Share Underlying Index and other financial instruments related to the Share Underlying Index on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to the Pricing Date could have increased the Initial Share Price, and, therefore, could have increased the price at or above which the Underlying Shares must close on the Averaging Dates so that investors do not suffer a significant loss on their initial investment in the securities. Additionally, such hedging or trading activities during the term of the securities, including on the Averaging Dates, could adversely affect the Share Closing Price of the Underlying Shares on the Averaging Dates, and, accordingly, the amount of cash an investor will receive at maturity, if any.

•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES — In addition to the value of the Underlying Shares on any day (especially in relation to the Knock-Out Level), the value of the securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the price, especially in relation to the Knock-Out Level, and the actual or expected volatility of the Underlying Shares;

•	the time to maturity of the securities;

•	the dividend rates on the Underlying Shares and the common stocks underlying the Share Underlying Index;

•	interest and yield rates in the market generally;

•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated changes in our credit ratings or credit spreads.

Some or all of these factors will influence the price that you will receive if you sell your securities prior to maturity. For example, you may have to sell your securities at a substantial discount from the stated principal amount if a Knock-Out Event is likely to ultimately occur in light of the then-current value of the Underlying Shares.

You cannot predict the future performance of the Underlying Shares based on their historical performance. We cannot guarantee that a Knock-Out Event will not occur so that you will not lose a significant portion of all of your investment, or that the Underlying Share Return will be positive so that you will receive at maturity an amount in excess of the principal amount of the securities. You can review the historical prices of the Underlying Shares in “Historical Information” below.

Use of Proceeds and Hedging

The proceeds from the sale of the securities will be used by us for general corporate purposes. We will receive, in aggregate, $1,000 per security issued, because, when we enter into hedging transactions in order to meet our obligations under the securities, our hedging counterparty will reimburse the cost of the Agent’s commissions. The costs of the securities borne by you and described on page 2 above comprise the Agent’s commissions and the cost of issuing, structuring and hedging the securities.

On or prior to the Pricing Date, we hedged our anticipated exposure in connection with the securities by entering into hedging transactions with our affiliates and/or third party dealers. We expect our hedging counterparties to have taken positions in stocks of the Underlying Shares and in futures and/or options contracts on the Underlying Shares or any component stocks of the Share Underlying Index listed on major securities markets. Such purchase activity could have increased the price of the Underlying Shares on the Pricing Date, and therefore could have increased the price at or above which the Underlying Shares must close on the Averaging Dates so that investors do not suffer a significant loss on their initial investment in the securities. In addition, through our affiliates, we are likely to modify our hedge position throughout the term of the securities, including on the Averaging Dates, by purchasing and selling the stocks constituting the Underlying Shares, futures or options contracts on the Underlying Shares or component stocks of the Share Underlying Index listed on major securities markets or positions in any other available securities or instruments that we may wish to use in connection with such hedging activities. As a result, these entities may be unwinding or adjusting hedge positions during the term of the securities, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the Averaging Dates approach. We cannot give any assurance that our hedging activities will not affect the price of the Underlying Shares, and, therefore, adversely affect the price of the securities or the payment you will receive at maturity, if any.

Historical Information

The following graph sets forth the historical performance of the SPDR® S&P® Regional Banking ETF based on the daily historical closing prices of the Underlying Shares from January 1, 2013 through January 19, 2018. The closing price of the Underlying Shares on January 19, 2018 was $63.03. We obtained the closing prices of the Underlying Shares below from Bloomberg Financial Markets, without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical prices of the Underlying Shares should not be taken as an indication of future performance, and no assurance can be given as to the Share Closing Prices on any of the Averaging Dates. We cannot give you any assurance that the Share Closing Price will increase or that a Knock-Out Event will not occur.

Historical Performance of the SPDR® S&P® Regional Banking ETF

Information about the Underlying Shares

The SPDR® S&P® Regional Banking ETF. The SPDR® S&P® Regional Banking ETF is an exchange-traded fund that seeks to provide investment results that, before fees and expenses, correspond generally to the total return performance of publicly traded equity securities of companies included in the S&P® Regional Banks Select Industry Index. The SPDR® S&P® Regional Banking ETF is managed by SPDR® Series Trust (the “Trust”), a registered investment company that consists of numerous separate investment portfolios, including the SPDR® S&P® Regional Banking ETF. Information provided to or filed with the Securities and Exchange Commission (the “Commission”) by the Trust pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to the Commission file numbers 333-57793 and 811-08839, respectively, through the Commission’s website at www.sec.gov. In addition, information may be obtained from other publicly available sources. We make no representation or warranty as to the accuracy or completeness of such information. The Underlying Shares are listed on The NYSE Arca Exchange under the ticker symbol “KRE UP.”

This pricing supplement relates only to the securities referenced hereby and does not relate to the Underlying Shares. We have derived all disclosures contained in this pricing supplement regarding the Trust from the publicly available documents described in the preceding paragraph. In connection with the offering of the securities, neither we nor the agent has participated in the preparation of such documents or made any due diligence inquiry with respect to the Trust. Neither we nor the agent makes any representation that such publicly available documents or any other publicly available information regarding the Trust is accurate or complete. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the Underlying Shares (and therefore the price of the Underlying Shares at the time we priced the securities) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the Trust could affect the value received at maturity with respect to the securities and therefore the value of the securities.

Neither we nor any of our affiliates makes any representation to you as to the performance of the Underlying Shares.

We and/or our affiliates may presently or from time to time engage in business with the Trust. In the course of such business, we and/or our affiliates may acquire non-public information with respect to the Trust, and neither we nor any of our affiliates undertakes to disclose any such information to you. In addition, one or more of our affiliates may publish research reports with respect to the Underlying Shares. The statements in the preceding two sentences are not intended to affect the rights of investors in the securities under the securities laws. As a purchaser of the securities, you should undertake an independent investigation of the Trust as in your judgment is appropriate to make an informed decision with respect to an investment linked to the Underlying Shares.

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “SPDR®” and “SPDR® Series Trust” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”), an affiliate of The McGraw-Hill Companies, Inc. (“MGH”). The securities are not sponsored, endorsed, sold, or promoted by S&P, MGH or the Trust. S&P, MGH and the Trust make no representations or warranties to the owners of the securities or any member of the public regarding the advisability of investing in the securities. S&P, MGH and the Trust have no obligation or liability in connection with the operation, marketing, trading or sale of the securities.

Benefit Plan Investor Considerations

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the securities. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our affiliates, including MS & Co., may each be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (such accounts and plans, together with other plans, accounts and arrangements subject to Section 4975 of the Code, also “Plans”). ERISA Section 406 and Code Section 4975 generally prohibit transactions between Plans and parties in interest or disqualified persons. Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the securities are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the securities are acquired pursuant to an exemption from the “prohibited transaction” rules. A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the securities. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provide an exemption for the purchase and sale of securities and the related lending transactions, provided that neither the issuer of the securities nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than “adequate consideration” in connection with the transaction (the so-called “service provider” exemption). There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving the securities.

Because we may be considered a party in interest with respect to many Plans, the securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with “plan assets” of any Plan or with any assets of a governmental, non-U.S. or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition of these securities will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or violate any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief.

The securities are contractual financial instruments. The financial exposure provided by the securities is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the securities. The securities have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the securities.

Each purchaser or holder of any securities acknowledges and agrees that:

(i)	the purchaser or holder or its fiduciary has made and shall make all investment decisions for the purchaser or holder and the purchaser or holder has not relied and shall not rely in any way upon us or our affiliates to act as a fiduciary or adviser of the purchaser or holder with respect to (A) the design and terms of the securities, (B) the purchaser or holder’s investment in the securities, or (C) the exercise of or failure to exercise any rights we have under or with respect to the securities;

(ii)	we and our affiliates have acted and will act solely for our own account in connection with (A) all transactions relating to the securities and (B) all hedging transactions in connection with our obligations under the securities;

(iii)	any and all assets and positions relating to hedging transactions by us or our affiliates are assets and positions of those entities and are not assets and positions held for the benefit of the purchaser or holder;

(iv)	our interests are adverse to the interests of the purchaser or holder; and

(v)	neither we nor any of our affiliates is a fiduciary or adviser of the purchaser or holder in connection with any such assets, positions or transactions, and any information that we or any of our affiliates may provide is not intended to be impartial investment advice.

Each purchaser and holder of the securities has exclusive responsibility for ensuring that its purchase, holding and disposition of the securities do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law. The sale of any securities to any Plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan. In this regard, neither this discussion nor anything provided in this document is or is intended to be investment advice directed at any potential Plan purchaser or at Plan purchasers generally and such purchasers of these securities should consult and rely on their own counsel and advisers as to whether an investment in these securities is suitable.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the securities if the account, plan or annuity is for the benefit of an employee of Morgan Stanley or Morgan Stanley Wealth Management or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of the securities by the account, plan or annuity.

See “Benefit Plan Investor Considerations” in the product supplement for knock-out notes.

Supplemental Plan of Distribution; Conflicts of Interest

JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act as placement agents for the securities and will receive a fee from the Issuer or one of its affiliates that will not exceed $10 per $1,000 principal amount of securities, but will forgo any fees for sales to certain fiduciary accounts.

MS & Co. is an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley, and it and other affiliates of ours expect to make a profit by selling, structuring and, when applicable, hedging the securities.

MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

Validity of the Securities

In the opinion of Davis Polk & Wardwell LLP, as special counsel to MSFL and Morgan Stanley, when the securities offered by this pricing supplement have been executed and issued by MSFL, authenticated by the trustee pursuant to the MSFL Senior Debt Indenture (as defined in the accompanying prospectus) and delivered against payment as contemplated herein, such securities will be valid and binding obligations of MSFL and the related guarantee will be a valid and binding obligation of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to (i) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above and (ii) any provision of the MSFL Senior Debt Indenture that purports to avoid the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law by limiting the amount of Morgan Stanley’s obligation under the related guarantee. This opinion is given as of the date hereof and is limited to the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the MSFL Senior Debt Indenture and its authentication of the securities and the validity, binding nature and enforceability of the MSFL Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated November 16, 2017, which is Exhibit 5-a to the Registration Statement on Form S-3 filed by Morgan Stanley on November 16, 2017.